Exhibit 99.4

eGISTICS, INC.

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2013

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

The Board of Directors
eGistics, Inc.

We have audited the accompanying consolidated financial statements of eGistics, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

eGistics, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eGistics, Inc. as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

As discussed in Note 11 to the consolidated financial statements, an error resulting in the overstatement of the amount previously reported for revenue and understatement of the amount previously reported for deferred revenue was discovered by management during the current year.  Accordingly, amounts previously reported for revenues and deferred revenues have been restated in the 2012 consolidated financial statements now presented, and an adjustment has been made to accumulated deficit as of December 31, 2011, to correct the error.  Our opinion is not modified with respect to this matter.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
July 1, 2014

CONSOLIDATED FINANCIAL STATEMENTS

eGISTICS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012
		2012
	2013	(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,547,054	$114,997
Accounts receivable, net of allowance of $73,968 and $17,106
at December 31, 2013 and 2012, respectively	1,517,384	2,335,031
Income taxes receivable	5,587	-
Prepaid expenses	276,903	335,795
Total current assets	3,346,928	2,785,823

PROPERTY, PLANT AND EQUIPMENT, net	630,210	228,600

OTHER ASSETS	156,988	164,928

GOODWILL	8,193,904	8,193,904

TOTAL ASSETS	$12,328,030	$11,373,255

The Notes to Consolidated Financial Statements are an integral part of these statements.

		2012
	2013	(Restated)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$376,888	$441,358
Accrued expenses and other accounts payable	1,504,498	1,215,811
Deferred revenue, current portion	1,403,999	1,424,649
Income taxes payable	-	24,056
Capital leases, current portion	136,889	34,331
Long-term debt, current portion	3,708,429	4,580,205

Total current liabilities	7,130,703	7,720,410

DEFERRED REVENUE, net of current portion	2,275,690	2,457,011

CAPITAL LEASES, net of current portion	299,454	-

LONG-TERM DEBT, net of current portion	596,332	42,521

Total liabilities	10,302,179	10,219,942

STOCKHOLDERS' EQUITY
Series A preferred stock; $0.0001 par value; 1,532,668 shares authorized; No shares issued or outstanding as of
December 31, 2013 and 2012	-	-

Series B preferred stock; $0.0001 par value; 560,716 shares
authorized; 150,500 shares issued and outstanding as of
December 31, 2013 and 2012; liquidation preference
of $150,500	15	15

Series C preferred stock; $0.0001 par value; 6,300,000 shares authorized; 925,000 shares issued and outstanding as of
December 31, 2013 and 2012; liquidation preference
of $351,500	93	93

Series D preferred stock; $0.0001 par value; 51,107,476 shares authorized; 45,742,988 and 43,966,733 shares issued and
outstanding as of December 31, 2013 and 2012, respectively;
liquidation preference of $21,727,919 and $20,884,198 at
December 31, 2013 and 2012, respectively	4,573	4,396

Series E preferred stock; $0.0001 par value; 38,745,448 shares authorized; 17,252,734 and 16,582,787 shares issued and
outstanding as of December 31, 2013 and 2012, respectively
liquidation preference of $8,195,049 and $7,876,824 at
December 31, 2013 and 2012, respectively	1,725	1,658

Common stock; $0.0001 par value; 130,000,000 shares
authorized; 6,552,265 shares issued and outstanding as of
December 31, 2013 and 2012	656	656

Additional paid-in capital	33,011,634	31,849,932

Accumulated deficit	(30,992,845)	(30,703,437)

Total stockholders' equity	2,025,851	1,153,313

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,328,030	$11,373,255

eGISTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

		2012
	2013	(Restated)

REVENUES	$10,556,347	$9,882,640

COST OF REVENUES	4,318,744	3,967,284

Gross profit	6,237,603	5,915,356

OPERATING COST AND EXPENSES
Research and development, net	895,179	1,005,831
Selling and marketing	1,370,659	1,070,422
General and administrative	2,668,233	2,393,845

Total operating costs and expenses	4,934,071	4,470,098

Income from operations	1,303,532	1,445,258

OTHER INCOME (EXPENSE)

Interest expense	(421,073)	(521,121)
Interest income	81	8
Other income	394	1,128
	(420,598)	(519,985)

INCOME BEFORE INCOME TAXES	882,934	925,273

PROVISION FOR INCOME TAXES	10,396	24,056

NET INCOME	$872,538	$901,217

The Notes to Consolidated Financial Statements are an integral part of these statements.

eGISTICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	preferred Stock												Additional	Accumulated Deficit
	Series A		Series B		Series C		Series D		Series E		Common Stock		paid-in	Accumulated	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	dividends	losses	Total

Balances,
December 31, 2011, as
previously reported	-	$-	150,500	$15	925,000	$93	42,254,915	$4,225	15,937,135	$1,593	6,552,265	$656	$30,730,373	$(5,659,795)	$(22,941,817)	$2,135,343

Prior period adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,883,247)	(1,883,247)

Balances,
December 31, 2011,
as restated	-	-	150,500	15	925,000	93	42,254,915	4,225	15,937,135	1,593	6,552,265	656	30,730,373	(5,659,795)	(24,825,064)	252,096

Declaration of dividend on
Series D and E preferred
(June 30, 2012)	-	-	-	-	-	-	842,781	84	317,878	32	-	-	551,194	(551,310)	-	-

Net income, as restated	-	-	-	-	-	-	-	-	-	-	-	-	-	-	901,217	901,217

Declaration of dividend on
series D and E preferred
(December 31, 2012)	-	-	-	-	-	-	869,037	87	327,774	33	-	-	568,365	(568,485)	-	-

Balances,
December 31, 2012	-	-	150,500	15	925,000	93	43,966,733	4,396	16,582,787	1,658	6,552,265	656	31,849,932	(6,779,590)	(23,923,847)	1,153,313

Declaration of dividend on
Series D and E preferred
(June 30, 2013)	-	-	-	-	-	-	872,107	87	328,931	33	-	-	570,373	(570,493)	-	-

Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	872,538	872,538

Declaration of dividend on
series D and E preferred
(December 31, 2013)	-	-	-	-	-	-	904,148	90	341,016	34	-	-	591,329	(591,453)	-	-

Balances,
December 31, 2013	-	$-	150,500	$15	925,000	$93	45,742,988	$4,573	17,252,734	$1,725	6,552,265	$656	$33,011,634	$(7,941,536)	$(23,051,309)	$2,025,851

The Notes to Consolidated Financial Statements are an integral part of these statements.

eGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

		2012
	2013	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$872,538	$901,217
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	185,629	138,789
Changes in operating assets and liabilities
Accounts receivable	817,647	(735,377)
Income taxes receivable	(5,587)	-
Prepaid expenses	58,892	31,500
Other assets	7,940	(76,835)
Accounts payable	(64,470)	(431,338)
Income taxes payable	(24,056)	24,056
Deferred revenue	(201,971)	431,215
Accrued expenses and other accounts payable	288,687	263,607

Net cash provided by operating activities	1,935,249	546,834

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(86,395)	(41,593)

Net cash used in investing activities	(86,395)	(41,593)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt borrowing	1,000,000	-
Principal payments on capital lease	(98,832)	(106,382)
Principal payments on long-term debt borrowing	(1,317,965)	(632,238)

Net cash used in financing activities	(416,797)	(738,620)

Net change in cash and cash equivalents	1,432,057	(233,379)

Cash and cash equivalents, beginning of year	114,997	348,376

Cash and cash equivalents, end of year	$1,547,054	$114,997

Supplemental non-cash information
Payment of dividends through the issuance of preferred stock	$1,161,946	$1,119,795

Fixed asset acquired through debt arrangement	$500,841	$72,562

Supplemental disclosure of cash flows
Cash paid during the year for interest	$86,147	$182,227

The Notes to Consolidated Financial Statements are an integral part of these statements.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ORGANIZATION AND OPERATIONS

eGistics, Inc. is a privately-held Delaware Corporation formed in 2004 to merge with Scan-Direct, Inc. (Scan-Direct), a privately-held Texas Corporation formed in 1994, whereby the existence of Scan-Direct ceased and eGistics, Inc. became the surviving corporation.  On August 25, 2004 (the Effective Date), eGistics, Inc. merged with Scan-Direct, which was accounted for as a purchase business combination.  Upon the Effective Date of the merger, all the outstanding shares of Scan-Direct were exchanged for shares of eGistics, Inc.

In December 2007, eGistics, Inc. purchased all the outstanding stock of Virtual Image Technology, Inc., a North Carolina corporation (collectively the Company). All the accounts of Virtual Image Technology, Inc. are included in the accompanying consolidated financial statements.

The Company provides immediate secure access to critical content from anywhere in the world using customized, applied service provider delivered storage and retrieval services.  The Company also provides the following services: document scanning, data entry, production of images to compact disc or digital video disc media, image archive, and web access to images.  The Company is headquartered in Dallas, Texas and has additional facilities in Massachusetts.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of eGistics, Inc. and its wholly-owned subsidiary Virtual Image Technology, Inc.  All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts.  The Company considers all highly-liquid investments with original maturity dates of three months or less as cash equivalents.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Trade Accounts Receivable and Allowance for Doubtful Accounts

The majority of the Company’s trade accounts receivable are due from customers.  The Company estimates the collectability of its trade accounts receivable. Accounts outstanding longer than the contractual payment terms are considered past due. In order to assess the collectability of these receivables, the Company monitors the current creditworthiness of each customer and analyzes the balances aged beyond the customer’s credit terms, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company.

These evaluations may indicate a situation in which a certain customer cannot meet its financial obligations due to deterioration of its financial ability, credit ratings or bankruptcy.

The allowance requirements are based on current facts and are reevaluated and adjusted as additional information is received.  Trade accounts receivable are reserved when it is probable that the balance will not be collected, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.  Amounts charged to bad debt expense totaled $87,695 and $258 for the years ended December 31, 2013 and 2012, respectively.

Property and Equipment

Property and equipment consist primarily of computer-based technologies and hardware stated at cost.  Maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized.  Depreciation expense is computed on a straight-line basis over estimated useful lives ranging from three to five years.  Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life of the improvements.  When assets are retired or sold, the cost and the related accumulated depreciation are relieved from the amounts, and any resulting gain or loss is recorded.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates include allowance for uncollectible receivables and impairment of goodwill, intangibles, long-lived assets and valuation allowance on deferred taxes.  Management believes the estimates used in preparing the consolidated financial statements are reasonable; however actual results could differ from those estimates.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Stock Option Plan

The Company has a stock-based employee plan, which is described more fully in Note 9.  For the years ended December 31, 2005 and before, the Company accounted for the plan under the recognition and measurement principles of the intrinsic value method.  As such, no stock-based employee compensation cost was recognized, as all options granted under the plan had an exercise price equal to the fair value of the underlying common stock on the date of grant.

In December 2004, the Financial Accounting Standards Board (FASB) issued the accounting standard relating to share-based payments. The standard required all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of income, in lieu of pro-forma disclosure.

For the years ended December 31, 2013 and 2012, the Company did not grant any stock options.

Income Taxes

Deferred taxes are provided for book and tax basis differences for assets and liabilities.  In the event differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required.  A valuation allowance is provided for a portion of all of the deferred tax assets when there is sufficient uncertainty regarding the Company’s ability to recognize the benefits of the assets in future years.

Uncertain Tax Positions

The FASB has issued guidance in accounting for uncertainties in income taxes which requires that the Company to recognize in its consolidated financial statements the financial effects of a tax position, if that position is more likely than not of being sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. The Standard also provides guidance on measurement, classification, interest and penalties and disclosure.

The tax positions taken by the Company have been reviewed and management is of the opinion that the position taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax benefits. As of December 31, 2013, the Company’s tax years 2010 and thereafter remain subject to examination.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Subsequent Events

The Company has evaluated subsequent events through July 1, 2014 which is the date the consolidated financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2013 that warrant disclosure.

Goodwill

In connection with acquisitions, the Company recorded the excess of consideration paid over estimated fair value of net assets acquired as goodwill. Acquired goodwill and other intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment.  Intangible assets that have definite useful lives are amortized over their useful lives.

The Company is required to test all existing goodwill for impairment at least annually.  A discounted cash flow approach is used to test goodwill for impairment.  There were no impairment charges as a result of the annual impairment test in 2013 and 2012.

Impairment of Long-Lived Assets

The Company reviews potential impairments of long-lived assets when there is evidence that events or changes in circumstances have made recovery of an asset’s carrying value unlikely. An impairment loss is recognized when the expected future undiscounted cash flows generated by those assets is less than the carrying amounts of such assets. The amount of the impairment loss is measured as the excess of the net book value of the assets over the estimated fair value. At December 31, 2013 and 2012, management believes no such impairment exists.

Revenue Recognition

The Company enters into contractual relationships with its clients that specify services to be performed, service levels, pricing, and other terms. The Company follows U.S. GAAP relating to revenue arrangements with multiple deliverables. Revenue for services and products is recognized when a firm sales agreement is in place, the price is fixed and determinable, delivery has occurred or services have been rendered and collectability is probable.

Revenues from products and services are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.   In a multiple element arrangement, Accounting Standards Update ("ASU”) No. 2009-13, Topic 605 - "Multiple-Deliverable Revenue Arrangements" requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition - Continued

The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a narrow range based on stand-alone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as the Company's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Company is unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the Company’s products and services was based on ESP.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer- specific return or refund privileges. The Company evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3.   LIQUIDITY

The Company has received private equity financing to date totaling $25,345,293.  Since inception, the Company has largely incurred operating losses and generally experienced negative cash flow, and as a result, has an accumulated deficit of $30,992,845 at
December 31, 2013. Management continues to actively pursue its business plan and is in the process of negotiating sales contracts with third parties.  Additionally, the Company is continuing to review other operating adjustments and exploring additional financing opportunities as needed, such as debt restructuring, to assist in maintaining and improving the Company current positive operating environment and believes it has sufficient capital for current operations.

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,

	2013	2012

Leasehold improvements	$56,456	$56,456
Furniture and fixtures	104,221	104,221
Office equipment	74,989	74,278
Software	598,669	546,909
Data processing and production equipment	3,964,437	3,429,669

Property and equipment, gross	4,798,772	4,211,533
Less accumulated depreciation	(4,168,562)	(3,982,933)

Property and equipment, net	$630,210	$228,600

Depreciation expense amounted to approximately $186,000 and $138,000 in 2013 and 2012, respectively.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.   LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 2013 and 2012:

	2013	2012

Subordinated note payable to former shareholder of Virtual Image Technology, Inc. bearing interest at an annual rate of 5.5%. In January 2010, the note payable was amended requiring monthly payments of $8,206. All unpaid principal and unpaid interest was paid in August 2013.	$-	$1,189,806

Subordinated convertible payable note to current share holders bearing interest at an annual rate of 10%. All unpaid principal and unpaid accrued interest due December 2014.	1,264,292	1,264,292

Subordinated convertible payable note to current share holders bearing interest at an annual rate of 10%. All unpaid principal and unpaid accrued interest due December 2014.	1,500,000	1,500,000

Subordinated convertible payable note to current share holders bearing interest at an annual rate of 10%. All unpaid principal and unpaid accrued interest due December 2014.	600,000	600,000

Financing agreement bearing interest at an annual rate of 14%, due in monthly installments of $2,299 including interest, maturing October 2015, secured by software.	44,344	68,628

Secured senior term loan due to a financial institution bearing interest at an annual rate of the prime rate plus 2%, due in 36 equal monthly installments plus interest, maturing August 2016, collateralized by interest in certain intellectual property.	896,125	-

	4,304,761	4,622,726

Less: current portion	(3,708,429)	(4,580,205)

Long-term debt, net of current portion	$596,332	$42,521

In May 2006, the Company entered into a term loan facility totaling $3,000,000 with a financing institution.  As part of the loan agreement, during 2007 and 2006, the Company sold the financial institution stock purchase warrants, exercisable for up to 384,414 and 694,736 shares, respectively, of the Company’s Series D Preferred Stock at an exercise price of $0.475 per share.  None of these warrants have been exercised and the warrants begin to expire in May 2016.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.   LONG-TERM DEBT – CONTINUED

During August 2007, the Company entered into a bridge loan for approximately $2,600,000 which was subsequently converted to Series E preferred stock.  As part of the bridge loan agreement, the Company sold to the holders of the bridge loan note, stock purchase warrants, exercisable for up to 1,914,498 shares of the Company’s Common Stock at an exercise price of $0.01 per share (subject to adjustments as defined).  None of these warrants were exercised and the warrants expired in August 2012.

During June 2008, the Company entered into a bridge loan for approximately $1,500,000 convertible to Series E preferred stock.   As part of the bridge loan agreement, the Company sold to the holders of the bridge loan note, stock purchase warrants, exercisable for up to 8,684,212 shares (subject to adjustments as defined) of the Company’s Common Stock at an exercise price of $0.05 per share (subject to adjustments as defined).  None of these warrants have been exercised and the warrants expired in June 2013. The bridge loan was amended on December 13, 2010 to mature on December 31, 2011.  The bridge loan was further amended on December 31, 2011 to mature December 31, 2012.  The bridge loan was further amended on December 31, 2012 and to mature on December 31, 2013.  The bridge loan was further amended on December 31, 2013 and now matures on December 31, 2014.  The Company anticipates this bridge loan will be converted to equity before the bridge loan matures.

During February 2009, the Company entered into a bridge loan for approximately $600,000 convertible to Series E preferred stock.   As part of the bridge loan agreement, the Company sold to the holders of the bridge loan note, stock purchase warrants, exercisable for up to 2,905,263 shares (subject to adjustments as defined) of the Company’s Common Stock at an exercise price of $0.05 per share (subject to adjustments as defined).  None of these warrants have been exercised and the warrants expire in December 2014. The bridge loan was amended on December 13, 2010 to mature on December 31, 2011. The bridge loan was further amended on December 31, 2011 to mature December 31, 2012.  The bridge loan was further amended on December 31, 2012 and to mature on December 31, 2013.  The bridge loan was further amended on December 31, 2013 and now matures on December 31, 2014.  The Company anticipates this bridge loan will be converted to equity before the bridge loan matures.

In April 2009, the Company entered into a line of credit (LOC) agreement with a financial institution to finance up to $2,500,000 of the Company’s eligible accounts receivable at an 80% advance rate, providing up to a maximum of $2,000,000 in financing. The LOC bears interest on the daily outstanding financed balance at the financial institution’s prime rate plus 3.5 percent per annum, payable as the underlying invoices are collected.  As part of the LOC agreement, the Company sold to the financial institution stock purchase warrants, exercisable for up to 78,947 shares (subject to adjustments as defined) of the Company’s Series E Preferred Stock at an exercise price of $0.475 per share (subject to adjustments as defined).  None of these warrants have been exercised and the warrants expire in December 2019.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.   LONG-TERM DEBT – CONTINUED

In June 2011, the LOC agreement was amended and the maturity date was changed to August 28, 2011.   In October 2011, the LOC agreement was amended and the maturity date was changed to November 21, 2012. The Company did not renew the LOC agreement.

During June 2010, the Company entered into a bridge loan for up to an aggregate amount of $1,490,246 convertible to Series E preferred stock. The bridge loan was set to mature on December 31, 2013.  The bridge loan was further amended on December 31, 2013 and now matures on December 31, 2014.

In December 2010, as part of an amendment to extend the maturity date of the bridge loans entered into by the Company in 2008, 2009 and 2010 as discussed above, the Company issued an additional 1,401,785 of stock purchase warrants for the Company’s Common Stock at an exercise price of $0.01 per share.

In May 2013, the Company entered into a revolving advance agreement with a financial institution to borrow up to $1,000,000 bearing interest monthly at a floating per annum rate equal to the greater of (i) 1% above the Prime rate or (ii) 4.25%.  The revolving advance is secured by an interest in certain intellectual property and is subject to financial and non-financial covenants.  The Company was in compliance with all covenants as of December 31, 2013.  The revolving advance agreement has a maturity date of August 1, 2014.  There was no balance outstanding under the revolving advance as at December 31, 2013.

In August 2013, the Company entered into a senior term loan facility totaling $1,000,000 with a financing institution.  The Company is required to repay the senior term loan monthly in thirty-six equal installments plus interest.  The senior term loan bears an interest rate equal to 2% above the prime rate (5.25% at December 31, 2013).  The senior term loan is secured by an interest in certain intellectual property and is subject to financial and non-financial covenants. The Company was in compliance with all covenants as of December 31, 2013.

Long-term debt matures as follows for the years ending December 31:

Amount

2014	$3,708,429
2015	358,140
2016	238,192
Total	$4,304,761

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leased office space in Texas and equipment under non-cancelable operating leases, which expire at various dates through 2015.  Lease expense amounted to approximately $541,000 and $684,000 for 2013 and 2012, respectively.

A summary of the minimum lease payments under noncancelable operating leases are as follows:

Years ending
December 31,	Amount

2014	$103,821
2015	166,773
2016	168,052
2017	174,257
2018	180,462
Thereafter	170,638
$964,003

Capital Leases

The Company leases certain property and equipment under capital leases.  Property and equipment include the following amounts for capital leases at December 31, 2013 and 2012:

	2013	2012

Office equipment	$31,325	$31,325
Production equipment	1,244,241	791,985
Software	100,650	49,935
Less accumulated depreciation	(921,042)	(873,245)

	$455,174	$-

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.   COMMITMENTS AND CONTINGENCIES – CONTINUED

Capital Leases – Continued

A summary of present value of future minimum capital lease payments as of December 31, 2013 is as follows:

Year ending
December 31,

2014	$155,429
2015	155,429
2016	132,118
2017	29,766
472,742
(36,399)
$436,343

Less: amount representing interest

Present value of minimum lease

Purchase Commitments

The Company leases secured facilities to safeguard its technical operating infrastructure.  Technical support services, high-speed data lines, and other services are purchased to operate the Company’s technical needs.  As part of gaining access to these services, the Company enters into long-term purchase agreements with some of its vendors.  Future minimum amounts due under these purchase commitments are as follows:

Year ending
December 31,

2014	$1,740,010
2015	1,653,356
2016	1,653,356
2017	1,653,356
2018	688,898
$7,388,976

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.   CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company conducts business primarily with large companies in North America that have a need to maintain and have access to large amounts of data and images to conduct business.  Credit is extended based on an evaluation of the customer’s financial condition.  Collateral is generally not required.  Three customers accounted for approximately 59% of the revenues for the year ended December 31, 2013, and three customers accounted for approximately 62% of the revenues for the year ended December 31, 2012.  Three customers accounted for approximately 76% of accounts receivable at December 31, 2013, and three customers accounted for approximately 75% of accounts receivable at December 31, 2012. The operating performance and financial viability of the Company would significantly decrease if these customers terminated their contracts.

NOTE 8.   CAPITAL STOCK

The Company had two classes of $.0001 par value capital stock outstanding at December 31, 2013 designated “Common Stock” and “Preferred Stock.”  Five series of preferred stock have been issued designated as Series A, B, C, D and E.

During 2007, the Company issued 5,989,497 shares of Series E Preferred Stock at a valuation of $0.475 per share to provide additional working capital.  33,855 shares of Series E Preferred Stock and 1,400,270 shares of Series D Preferred Stock were issued to satisfy Series E and D dividend requirements.

During 2007, the Company also issued 2,000,000 shares of Series E Preferred Stock as part of the purchase price to acquire Virtual Image Technology, Inc.  Additionally, in 2007 the Company issued 5,577,086 shares of Series E Preferred Stock at a valuation of $0.475 per share to convert a bridge loan of $2,625,403 issued during 2007 from shareholders.

During 2008, 1,460,862 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  551,292 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   CAPITAL STOCK – CONTINUED

During 2009, 1,515,854 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  571,727 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

During 2010, 1,577,095 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  594,819 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

During 2011, 1,640,808 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  618,859 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   CAPITAL STOCK – CONTINUED

During 2012, 1,711,818 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  645,652 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

During 2013, 1,776,255 shares of Series D Preferred Stock were issued to satisfy Series D dividend requirements.  669,947 shares of Series E Preferred Stock were issued to satisfy Series E dividend requirements.  The holders of Series D and E Preferred Stock are entitled to receive dividends prior to any declaration or payment of dividends on the Series A, B or C Preferred Stock or Common Stock at the rate of 4% per annum ($0.019 per share) on each outstanding share of Series D and E Preferred Stock as adjusted.  Such dividends are cumulative and are payable on June 30 and December 31.  At the written election of holders of sixty percent of the outstanding shares of Series D and E, Preferred Stock dividends are paid in shares of Series D and E Preferred Stock respectively, or in cash.  Any dividends paid in shares of Series D and E Preferred Stock are paid at the effective Series D and E conversion price.

No dividends will be paid on shares of Series A, B or C Preferred Stock or Common Stock in any fiscal year unless the aforementioned preferential dividends of the Series D and E Preferred Stock have been paid in full or declared and set aside for payment or unless an additional dividend is paid on each share of Series D and E Preferred Stock in an amount equal to or greater than any dividend paid per share on the Series A, B or C Preferred Stock, or Common Stock, as applicable.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   CAPITAL STOCK – CONTINUED

Upon a liquidity event, as defined in the Company’s certification of incorporation, the holders of Series D and E Preferred Stock are entitled to receive, prior to any distribution to the holders of Series A, B, or C Preferred Stock or Common Stock, an amount per share equal to (i) $0.475 for each outstanding share of Series D and E Preferred Stock plus (ii) any accrued or declared but unpaid dividends.

After the Series D and E holders have received the aforementioned distribution but prior to any distribution to the holders of Common Stock, the holders of the Series A, B and C Preferred Stock are entitled to receive amounts per share equal to (a) $2.2836 for each outstanding share of Series A Preferred Stock, (b) $1.00 for each outstanding share of Series B Preferred Stock, and (c) $0.38 for each outstanding share of Series C Preferred Stock.

Upon completion of the above distribution, the remaining assets of the Company shall be distributed to the holders of the Common Stock and the holders of the Series A, C, D and E Preferred Stock, on a pari passu basis, until the holders of the Series A Preferred Stock have received, in the aggregate, an amount equal to $6.8508 per share, the holders of the Series C Preferred Stock have received, in the aggregate, an amount equal to $1.14 per share and the holders of the Series D and E Preferred Stock have received, in the aggregate, an amount equal to $2.375 per share.  Upon completion of the above distribution, any assets remaining in the Company shall be distributed to the holders of the Common Stock.

At any time after the issuance of Series D and E Preferred Stock, at the option of the holders, each share is convertible into shares of Common Stock at the effective conversion price.  Each share of Series D and E Preferred Stock is redeemable upon the request of the holders of at least sixty percent of the outstanding shares of Series D and E Preferred Stock at any time upon the occurrence of: (i) a sale event; (ii) a qualified public offering; and (iii) the sixth anniversary of the Series D (Series D and E Redemption Trigger Date) original issue date.  The redemption price per share for the Series D Preferred Stock is equal to the original series D issue price, as adjusted per the agreement, plus all declared but unpaid dividends on such shares.

As described in Note 1, the Company issued 3,091,055 shares of its Common Stock, 1,532,668 shares of its Series A Preferred Stock, 560,716 shares of its Series B Preferred Stock and 4,200,000 shares of its Series C Preferred Stock at a combined value of $4,417,058 upon the merger with Scan-Direct.  Subject to the prior rights of holders of Series D and E Preferred Stock, the holders of Series A, B and C Preferred Stock are entitled to receive noncumulative dividends, when and if declared, out of any assets of the Company.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   CAPITAL STOCK – CONTINUED

To the extent the shares of Series B Preferred Stock have not already been redeemed, each share of Series B Preferred Stock is redeemable upon the request of the holders of at least a majority of outstanding shares of Series B Preferred Stock at any time beginning on the Series D and E Redemption Trigger Date.  The redemption price per share for the Series B Preferred Stock shall be equal to the original Series B Preferred Stock issue price, as adjusted, plus all declared but unpaid dividends on such shares.

Each share of Series A and C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance, into fully paid and nonassessable shares of Common Stock at the current effective conversion price.

In 2006, the Company issued warrants (Preferred Warrants) that expire in May 2016 and remain outstanding at December 31, 2013. The warrants allow the holders to purchase 694,736 shares of Series D Preferred Stock for $0.475 per share.

In 2007, the Company issued warrants for Common Stock that expired in August 2012 and were not used. The warrants allowed the holders to purchase 1,914,498 shares of Common Stock for $0.01 per share. In 2007, the Company issued warrants (Preferred Warrants) that expire in 2017. The warrants allow the holders to purchase 384,414 shares of Series D Preferred Stock for $0.475 per share. In 2008, the Company issued warrants for Common Stock that expired in 2013. The warrants allow the holders to purchase 3,947,369 Common Stock for $0.05 per share per share.

NOTE 9.   STOCK OPTION PLAN

The Company has a stock option plan under which directors, key employees and service providers may be granted options to purchase the Company’s Common Stock.  The Company has reserved 7,420,365 shares of stock for issuance under this plan.  Nonstatutory stock options and stock purchase rights may be granted to non-employees under the plan.  Incentive stock options may be granted only to employees.  To the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year exceeds $100,000, such options shall be treated as nonstatutory stock options.  The exercise price of options granted under the plan cannot be less than the fair market value of the stock on the date of grant or less than 110% of the fair market value of the stock for employees who, at the time of grant, own shares representing more than ten percent of the voting stock.

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   STOCK OPTION PLAN - CONTINUED

The options have 10 year terms and vest ratably over a four to five year period.  The options outstanding and changes for the periods ended December 31 are as follows:

	2013		2012
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Outstanding, January 1	4,904,000	$0.05	5,141,000	$0.05
Forfeited/expired	(524,000)	$0.05	(237,000)	$0.05

Outstanding, December 31	4,380,000	$0.05	4,904,000	$0.05

Options exercisable at end of year	4,380,000	$0.05	4,902,188	$0.05

Additional information about stock options at December 31, 2013 is summarized as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted	Weighted	Weighted
Range of		remaining	average	average	average
exercise	Number	contractual	exercise	number	exercise
prices	outstanding	life	price	exercisable	price
$0.01	2,500	0.64	$0.01	2,500	$0.01
$0.05	4,377,500	2.30	$0.05	4,377,500	$0.05

	4,380,000	2.30 years	$0.05	4,380,000	$0.05

eGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.   INCOME TAXES

Deferred tax assets and liabilities as of December 31, consist of the following:

	2013	2012

Asset
Net operating loss carryforwards	$8,742,000	$8,968,000
Other accruals	1,799,000	1,046,000

Liability
Property and equipment	125,000	48,000

Net deferred tax assets	10,416,000	9,966,000
Less valuation allowance	(10,416,000)	(9,966,000)

Deferred tax assets, net of valuation allowance	$-	$-

As of December 31, 2013, net operating loss carryforwards are approximately $23 million and begin to expire in 2018 and fully expire in 2030.  The Company has recorded a valuation allowance for the amount by which deferred tax assets exceed deferred tax liabilities, which will continue until the Company believes it is more likely than not that the deferred tax assets can be recovered from future taxable income.  The Company has determined there have been one or more ownership changes under Section 382 of the Internal Revenue Code resulting in annual limitations on the utilization of net operating loss carryforwards generated in some years.

Federal income tax expense for 2013 was approximately $10,000. The difference between income tax expense at the federal statutory rate and the actual income tax expense recorded is primarily due to alternative minimum tax requirements and changes in the valuation allowance for 2013 and 2012 and the utilization of approximately $0.6 million of the net operating loss in 2013.

NOTE 11.   PRIOR YEAR ADJUSTMENT

During 2013, management discovered an error in the consolidated financial statements that caused on overstatement of December 31, 2011 previously reported accumulated deficit, an understatement of December 31, 2012 previously reported deferred revenue, and an overstatement of 2012 previously reported revenue.  The error related to revenue recognition of the data storage component of long-term contracts.

NOTE 11.   PRIOR YEAR ADJUSTMENT – CONTINUED

The following summarizes the prior period adjustment referred to above:

Net Income

Net income for 2012, as previously reported	$1,203,088
Prior period adjustment - December 31, 2012	(301,871)

Net income for 2012, as restated	$901,217

Deferred Revenue

Balance at December 31, 2012, as previously reported	$1,696,542
Prior period adjustment - December 31, 2012	2,185,118

Balance at December 31, 2012, as restated	$3,881,660